[WARNER MUSIC GROUP LETTERHEAD]

March 21, 2014

VIA EDGAR

Lyn Shenk

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Warner Music Group Corp.
Form 10-K for Fiscal Year Ended September 30, 2013
Filed December 12, 2013
File No. 001-32502

Dear Mr. Shenk:

On behalf of Warner Music Group Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 14, 2014 (the “comment letter”) relating to the above-referenced Form 10-K (the “Form 10-K”).

To assist you in your review, we have retyped the text of the Staff’s comments in bold and italics below and the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Form 10-K for Fiscal Year Ended September 30, 2013

Signatures

1.	Please confirm that in future filings you will revise the second half of the signature block so that it is signed by someone with the indicated capacity of principal financial officer and either principal accounting officer or controller.

Response

We confirm that in future filings we will review and revise, if necessary, the second half of the signature block so that it is signed by someone with the indicated capacity of principal financial officer and either principal accounting officer or controller.

Form 8-K furnished February 6, 2014

Exhibit 99.1

2.	Please present with equal or greater prominence, net income calculated in accordance with GAAP, in the headlines on page 1 of your results for the fiscal first quarter ended December 31, 2013 in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

Response

We confirm that we will add an additional line in the headlines of our earnings releases to present net income calculated in accordance with GAAP, with equal or greater prominence, in future applicable filings.

Other

3.	Data about your company included in the SEC’s EDGAR system includes the company’s current fiscal year end. However, it appears that the fiscal year end listed for your company does not agree with the actual fiscal year end of your most recent annual periodic report. Please correct the fiscal year end listed in EDGAR as follows:

•	log onto your account at https://www.edgarfiling.sec.gov

•	select “retrieve/edit data” from the left-side menu

•	select “retrieve company information”

•	select “edit company information” at the bottom of the screen

•	enter the month and day of your fiscal year end (e.g., “1231” or “0630”) in the “fiscal year end” field

•	and finally select “submit change” at the bottom of the screen.

If your fiscal year end is not a fixed date and instead varies by a few days each year pursuant to your articles of incorporation (e.g., the first Tuesday following May 31st), please list your fiscal year end for this purpose as the fixed date on which your fiscal year end is based (e.g., May 31st, or “0531”). In your case, this appears to be September 30th, or “0930.”

Response

We confirm that we have updated the EDGAR system to reflect our fiscal year end as September 30th, or “0930,” as requested.

In addition to the aforementioned responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me (212) 275-2045 if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Trent N. Tappe
Trent N. Tappe
Senior Vice President and Chief Corporate
Governance and Securities Counsel

cc:	Brian Roberts, EVP and Chief Financial Officer

Paul M. Robinson, EVP and General Counsel

Matthew Kaplan, Debevoise & Plimpton LLP

Molly Tucker McCue, Ernst & Young LLP

*        *        *